SEC FILE NO. 70-8967





                          SECURITIES AND EXCHANGE COMMISSION


                                WASHINGTON, D.C. 20549
















                               CERTIFICATE PURSUANT TO

                                       RULE 24

                               OF PARTIAL COMPLETION OF

                                     TRANSACTIONS
















                                      GPU, INC.





                          SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C. 20549

          ----------------------------------------
                    In The Matter of              )
                                                  )
                    GPU, INC.                     )    Certificate
                                                  )    Pursuant to
                                                  )    Rule 24 of Partial
                    SEC File No. 70-8967          )    Completion of
                                                  )    Transactions
                 (Public Utility Holding          )
                   Company Act of 1935)           )
          ----------------------------------------

          TO THE MEMBERS OF THE SECURITIES AND EXCHANGE COMMISSION:

                    The  undersigned, GPU,  Inc.  ("GPU"),  hereby  certify

          pursuant to Rule 24 of the Rules and Regulations under the Public

          Utility Holding Company Act  of 1935 (the "Act") that  certain of the  transactions proposed  in the  Declaration on  Form  U-1, as amended, filed in SEC File No. 70-8967, have  been carried out in accordance  with the  Commission's  Order, dated  March 24,  1997

          (HCAR  No.  35-26690)  (the  "Order") with  respect  thereto,  as follows:

                    1.   To secure the obligation to Utilities  Mutual Life

          Insurance  Company ("Insurer")  to pay  a deductible  and certain expenses  under  the Worker's  Compensation  and Employee's  Life

          Insurance Policy of Jersey Central Power & Light Company, and GPU

          Service,  Inc. ("GPUS"),  GPU Generation,  Inc. ("GPUG")  and GPU

          Nuclear,  Inc.   ("GPUN")  with  respect  to   their  New  Jersey

          employees, on March  31, 1997  GPU furnished the  Insurer with  a letter of credit in the  amount of $9,680,000 issued by the  Fuji

          Bank,  Limited  ("Fuji")  and  expiring  December  31,  1998.  In addition,  to secure  the  obligation to  the  Insurer to  pay  a deductible and certain expenses  under the Worker's  Compensation and  Employee's Life Insurance Policy of GPUS, GPUG and GPUN with





          respect to their  Pennsylvania employees, on  March 31, 1997  GPU furnished the Insurer with  a letter of credit  in the amount  of

          $4,842,000 issued by Fuji and expiring on December  31, 1998.  In connection  therewith, GPU entered  into an  Uncommitted Stand-By

          Letter of Credit and Reimbursement Agreement and Fee Letters with

          Fuji providing, among other  things, for the payment of  a letter of  credit fee  of .2750%  per annum  on the  face amount  of the letters of credit  and obligating GPU to repay the  amount of any drawings thereunder together with interest  thereon at a rate not exceeding  Fuji's  prime rate  as then  in  effect plus  0.5% per annum.

                    2.   The following exhibits are filed herewith:

                    A-1     - $9,680,000 Letter of  Credit dated March  31,
                              1997.

                    A-2     - $4,842,000 Letter of  Credit dated March  31,
                              1997.

                    A-3     - Reimbursement Agreement between GPU and Fuji,
                              dated March 31, 1997.






                                      SIGNATURE


                    PURSUANT TO THE REQUIREMENTS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, THE UNDERSIGNED COMPANY HAS DULY CAUSED THIS STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.

                                        GPU, INC.





                                   By:   /s/ T. G. Howson

                                        Name:   T. G. Howson
                                        Title:  Vice President and Treasurer


          Date:     April 14, 1997